Filed Pursuant to Rule 433
Dated September 16, 2009
Registration Statement: No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate Notes)

This debt is not guaranteed under the Federal Deposit Insurance Corporations Temporary Liquidity Guarantee Program. The notes offered hereby are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Investing in these notes involves risks

See "Risk Factors" in Item 1A of our Quarterly Report on Form 10-Q for the period ended March 31, 2009 and our Annual Report on Form 10-K for the year ended December 31, 2008 both filed with the Securities and Exchange Commission.
Issuer:	General Electric Capital Corporation
Ratings:	Aa2 (stable) / AA+ (stable)*
Trade Date:	September 16, 2009
Settlement Date (Original Issue Date):	September 21, 2009
Maturity Date:	September 21, 2015
Principal Amount:	US $600,000,000
Price to Public (Issue Price):	99.656%
Agents Commission:	0.35%
All-in Price:	99.306%
Net Proceeds to Issuer:	US $595,836,000
Treasury Benchmark:	2.375% due August 31, 2014
Treasury Yield:	2.441%
Spread to Treasury Benchmark:	Plus 2.00%
Reoffer Yield:	4.441%
Interest Rate Per Annum:	4.375%
Interest Payment Dates:	Semi-annually on the 21st of each September and March, commencing March 21, 2010 and ending on the Maturity Date

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

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Filed Pursuant to Rule 433
Dated September 16, 2009
Registration Statement: No. 333-156929

Day Count Convention:	30/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Call Notice Period:	None
Put Dates (if any):	None
Put Notice Period:	None
CUSIP:	36962G4F8
ISIN:	US36962G4F89
Common Code:	045382630

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 99.656% of the aggregate principal amount less an underwriting discount equal to 0.35% of the principal amount of the Notes.

Institution Lead Managers:	Commitment
Barclays Capital Inc.	$190,000,000
HSBC Securities (USA) Inc.	$190,000,000
Morgan Stanley & Co. Incorporated	$190,000,000

Co-Managers:
Blaylock Robert Van, LLC	$6,000,000
CastleOak Securities, L.P.	$6,000,000
Samuel Ramirez & Co., Inc.	$6,000,000
Utendahl Capital Group, LLC	$6,000,000
The Williams Capital Group, L.P.	$6,000,000

Total	$600,000,000

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Morgan Stanley & Co. Incorporated will assume the risk of any unsold allotment of Securities that would otherwise be purchased by Utendahl Capital Partners, L.P.

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Filed Pursuant to Rule 433
Dated September 16, 2009
Registration Statement: No. 333-156929

Additional Information

General

At the quarter ended June 30, 2009, we had outstanding indebtedness totaling $498.096 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 30, 2009, excluding subordinated notes and debentures payable after one year, was equal to $488.087 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Six Months Ended
2004	2005	2006	2007	2008	June 30, 2009
1.82	1.66	1.63	1.56	1.24	0.94

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

As set forth above, GE Capitals ratio of earnings to fixed charges declined to 0.94:1 in the first six months of 2009 due to lower pre-tax earnings which were primarily driven by higher provisions for losses on financing receivables in connection with the challenging economic environment. As of June 30, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $606 million.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, and Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Investor Communications of the issuer at 1-203-357-3950.